FEE REDUCTION AGREEMENT
COMMONWEALTH INTERNATIONAL SERIES TRUST

THIS AGREEMENT (“Agreement”), is dated this 20th day of February 2015, and shall be effective on March 1, 2015, is made by and between FCA Corp (the “Adviser”) and Commonwealth International Series Trust (the “Trust”), on behalf its series portfolio, the Commonwealth Japan Fund (the “Fund”).

WHEREAS, the Trust is a Massachusetts business trust organized under an Amended and Restated Declaration of Trust (“Declaration of Trust”) and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end managed investment company of the series type, and the Fund is a series of the Trust; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund (the “Advisory Fee”); and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders for the Adviser to reduce its Advisory Fee, as described more fully below; and

WHEREAS, the Trust and the Adviser have determined that the reduction in Advisory Fee may benefit the Fund in terms of lower expenses and may benefit the Adviser as it may allow the Fund to be more marketable and attractive to potential shareholders, thus increasing the overall asset base of the Fund; and

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	FEE REDUCTION. The Adviser shall reduce its Advisory Fee in whole for the entire term of this Agreement. The Adviser will not seek recoupment for fees waived.

2.
TERM AND TERMINATION OF AGREEMENT. This Agreement shall remain in effect until February 29, 2016. Thereafter, unless otherwise terminated as provided herein, this Agreement may be renewed for successive one-year periods, subject to the approval and/or ratification by the Board of Trustees. This Agreement shall terminate automatically upon the termination of the Advisory Agreement or by one party providing advance notice to the other party of its intention not to renew the Agreement.

3.	MISCELLANEOUS.

a.
Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

b.
Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

	c.	Definitions. Any question of interpretation of any term or provision of this Agreement,

including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

COMMONWEALTH INTERNATIONAL SERIES TRUST

/s/ Jack Ewing
__________________________________________ Jack Ewing, Chairman

FCA CORP.
/s/ Robert W. Scharar
_______________________________ Robert W. Scharar, President